AB 3/12

[redacted]

13014793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Partners, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wayne Fitzpatrick 781-398-3310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

One Highwood Drive (Address) Tewksbury (City) MA (State) 01876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Wayne Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulger Partners, LLC and Subsidiaries, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public Caroline Claps

CAROLINE CLAPS
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 15, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

BULGER PARTNERS, LLC AND SUBSIDIARIES (FORMERLY BULGER CAPITAL, LLC AND SUBSIDIARIES)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Proactive certified public accounting and consulting

To the Members
Bulger Partners, LLC and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Bulger Partners, LLC and Subsidiaries (collectively referred to as the "LLC"), which comprise the consolidated statements of financial condition as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements, which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the LLC's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bulger Partners, LLC and Subsidiaries, as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in the supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 28, 2013

December 31		**2012**		**2011**
Assets				
Current Assets:				
Cash	$	2,117,055	$	2,474,325
Commissions and Accounts Receivable		1,098,054		129,856
Due from Related Parties		274,885		44,181
Prepaid Expenses		126,840		11,154
Total Current Assets		3,616,834		2,659,516
Property and Equipment, Net of Accumulated Depreciation		86,678		90,914
Investment in Bulger Capital Partners GP, L.P.		1,383,589		686,993
Deposits		69,384		50,000
Total Assets	$	5,156,485	$	3,487,423
Liabilities and Members' Equity				
Current Liabilities:				
Accounts Payable and Accrued Expenses	$	159,524	$	56,530
Deferred Revenue		-		10,000
Total Current Liabilities		159,524		66,530
Deferred Rent		6,680		20,777
Total Liabilities		166,204		87,307
Members' Equity				
Members' Capital		4,961,789		3,400,116
Accumulated Other Comprehensive Income		8,755		-
Total Members' Equity of the Parent		4,970,544		3,400,116
Noncontrolling Interest		19,737		-
Total Members' Equity		4,990,281		3,400,116
Total Liabilities and Members' Equity	$	5,156,485	$	3,487,423

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2012	2011
Revenue	$ 4,530,341	$ 1,472,642
General and Administration Expenses:		
Payroll and Benefits	2,241,492	1,403,322
Administration Expenses	930,378	651,292
Total General and Administration Expenses	3,171,870	2,054,614
Income (Loss) from Operations	1,358,471	(581,972)
Other Income (Expense)		
Income from Equity Investment in Bulger Capital Partners GP, L.P.	236,557	165,617
Interest Income	2,469	23,526
Loss on Foreign Currency Exchange	(1,463)	-
Realized Gain on Investments in Available-for-Sale Securities	-	152,039
Loss on Disposal of Property and Equipment	-	(11,052)
Total Other Income	237,563	330,130
Net Income (Loss) Before Provision For Foreign Income Taxes	1,596,034	(251,842)
Provision For Foreign Income Taxes	(28,000)	-
Net Income (Loss)	1,568,034	(251,842)
Less: Net Income Attributable to the Noncontrolling Interest	6,361	-
Net Income (Loss) Attributable to Parent	$ 1,561,673	$ (251,842)

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2012	2011
Net Income (Loss)	$ 1,568,034	$ (251,842)
Other Comprehensive Income (Loss):		
Foreign Currency Translation Adjustment	9,157	-
Reclassification of Realized Gain on Investments in Available-for-Sale Securities	-	(152,039)
Unrealized Gain on Investments in Available-for-Sale Securities	-	4,001
Total Other Comprehensive Income (Loss)	9,157	(148,038)
Comprehensive Income (Loss)	1,577,191	(399,880)
Less: Comprehensive Income Attributable to the Noncontrolling Interest	(402)	-
Comprehensive Income (Loss) Attributable to Parent	$ 1,576,789	$ (399,880)

	Members' Equity of the Parent			
	Members' Capital	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Members' Equity
Balance as of December 31, 2010	$ 4,023,187	$ 148,038	$ -	$ 4,171,225
Repurchase of Members' Equity	(279,742)	-	-	(279,742)
Distributions to Members	(91,487)	-	-	(91,487)
Net Loss	(251,842)	-	-	(251,842)
Other Comprehensive Loss	-	(148,038)	-	(148,038)
Balance as of December 31, 2011	3,400,116	-	-	3,400,116
Noncontrolling Interest Contribution	-	-	12,974	12,974
Net Income	1,561,673	-	6,361	1,568,034
Other Comprehensive Income	-	8,755	402	9,157
Balance as of December 31, 2012	$ 4,961,789	$ 8,755	$ 19,737	$ 4,990,281

The accompanying notes are an integral part of these consolidated financial statements.

For the Years Ended December 31	2012	2011
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 1,568,034	$ (251,842)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	23,903	30,336
Income from Equity Investment in Bulger Capital Partners GP, L.P.	(236,557)	(165,617)
Realized Gain on Investments in Available-for-Sale Securities	-	(152,039)
Loss on Disposal of Property and Equipment	-	11,052
(Increase) Decrease in Commissions and Accounts Receivable	(968,198)	166,803
(Increase) Decrease in Prepaid Expenses	(115,686)	118,049
Increase in Deposits	(19,384)	(50,000)
Increase in Accounts Payable and Accrued Expenses	102,994	21,566
(Decrease) Increase in Deferred Revenue	(10,000)	10,000
(Decrease) Increase in Deferred Rent	(14,097)	20,777
Net Cash Provided by (Used in) Operating Activities	331,009	(240,915)
Cash Flows from Investing Activities:		
Capital Contributions to Bulger Capital Partners GP, L.P.	(460,039)	-
Net Advances to Related Parties	(230,704)	(40,968)
Acquisition of Property and Equipment	(19,667)	(87,125)
Proceeds from Sale of Investment in Available-for-Sale Securities	-	235,389
Net Cash (Used in) Provided by Investing Activities	(710,410)	107,296
Cash Flows from Financing Activities:		
Noncontrolling Interest Contribution to Capital	12,974	-
Repurchase of Members' Equity	-	(279,742)
Members' Distributions	-	(91,487)
Net Cash Provided by (Used in) Financing Activities	12,974	(91,487)
Effect of Foreign Currency Exchange Rate Changes on Cash	9,157	-
Net Decrease in Cash	(357,270)	(504,848)
Cash, Beginning of the Year	2,474,325	2,979,173
Cash, End of the Year	$ 2,117,055	$ 2,474,325

Supplemental Disclosure of Non-Cash Investing Activities:

During the year ended December 31, 2011, the LLC disposed of property and equipment with an original cost of $96,444 and accumulated depreciation of $85,392, resulting in a loss on disposal of $11,052.

1. Organization and Significant Accounting Policies:

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Bulger Partners, LLC (the "Parent") and its wholly owned subsidiaries, Bulger Capital Partners, LLC ("BCPLLC"), Bulger Partners UK, Ltd ("BPUKLTD") and Bulger Partners LLP ("BPLLP"), collectively referred to as the "LLC." All significant inter-company balances and transactions have been eliminated in consolidation.

Reporting Entity: Bulger Capital, LLC was formed on December 6, 2007 as a Massachusetts limited liability company. Effective May 21, 2012, Bulger Capital, LLC changed its name to Bulger Partners, LLC. The Parent is primarily engaged in investment advisory and capital raising activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer. BCPLLC was formed on December 6, 2007 as a Massachusetts limited liability company with a primary business purpose to hold certain investments. BPUKLTD and BPLLP were formed on April 27, 2012 and May 21, 2012, respectively, and are primarily engaged in investment, advisory and capital raising activities.

Noncontrolling Interest: The noncontrolling interest included in the accompanying statements of financial condition reflects the noncontrolling party's equity interest in Bulger Partners LLP. Noncontrolling interest in the consolidated statement of operations represents the results of operations from Bulger Capital LLP attributable only to the noncontrolling interest.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Initial nonrefundable retainer fees are recognized over the term of the contract.

Deferred Revenue: Fees billed or collected in advance of meeting the aforementioned revenue recognition criteria are recorded as deferred revenue until earned.

Fair Value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In order to measure fair value, the LLC uses a fair value hierarchy for valuation inputs which gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access.

Level 2 - Inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.

Level 3 - Inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of cash and commissions and accounts receivable. The LLC maintains its cash with high-credit quality financial institutions. Commissions and accounts receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure commissions and accounts receivable. The LLC maintains an allowance for potentially uncollectible commissions and accounts receivable based upon its assessment of the collectability of commissions and accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters.

Investments in Marketable Securities: Investments in certain debt and equity securities are required to be classified based on the LLC's intent and ability to hold such securities. The classifications of the securities as "trading," "available-for-sale" or "held-to-maturity" are determined at the time the investments are purchased and are reassessed during the period in which the securities are held. Dividend and interest income are accounted for on the accrual basis.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and Fixtures	5 Years
Computers	5 Years
Leasehold Improvements	Life of Lease

1. Organization and Significant Accounting Policies (Continued):

Income Taxes: No provision for federal or state income taxes is presented in these consolidated financial statements, as the Parent and BCPLLC are limited liability companies and BPLLC is a limited liability partnership and, accordingly, the LLCs' and LLP's taxable income is allocated to its members or partners, as applicable, for income tax reporting purposes. However, in certain circumstances, the LLC or LLP (or another legal entity which is consolidated in the LLC's financial statements) may be required to pay income taxes to a state or foreign country. BPUKLTD is a U.K. limited company and, accordingly, is subject to foreign income taxes.

BPUKLTD uses an asset and liability approach to financial accounting reporting for foreign income taxes. Deferred foreign income tax asset and liabilities are computed annually for differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductable amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect foreign taxable income. Valuation allowances are established when necessary to reduce deferred foreign tax assets to the amounts expected to be realized. Foreign income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred foreign tax assets and liabilities.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the consolidated financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations.

The LLC has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2012 and 2011. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2012, 2011, 2010, and 2009.

Foreign Currency Transactions: The financial statements of BPUKLTD are translated into U.S. dollars based on the determination that the local currency is the functional currency. All assets and liabilities of BPUKLTD foreign operations are translated into U.S. dollars at year-end exchange rates. Equity accounts are translated at historical exchange rates. Income statement accounts are translated at the weighted average exchange rate prevailing during the period of operations throughout year. Translation adjustments resulting from differences in exchange rates are reflected as a component of other comprehensive income (loss).

Foreign currency gains and losses resulting from transactions denominated in foreign currencies, including intercompany transactions, are reflected in other income (expenses) in the accompanying consolidated statements of operations.

Comprehensive Income (Loss): Comprehensive income (loss) consists of changes in members' equity not related to transactions with the members. During the year ended December 31, 2012, other comprehensive income included foreign currency translation adjustments. During the year ended December 31, 2011, other comprehensive loss included adjustments for unrealized gains on investments in available-for-sale securities.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Actual results experienced by the LLC may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2012 through February 28, 2013, the latter representing the issuance date of these consolidated financial statements.

2. Due from Related Parties:

Due from related parties represents unsecured, noninterest bearing cash advances to Bulger Capital Partners GP, L.P. ("BCPGPLP"), Bulger Capital Partners L.P. ("BCPLP"), Bulger Capital Partners SC611, L.P. ("BCPSC611") and Bulger Capital Partners SC1112, L.P ("BCPSC1112"). Such entities are affiliated with the LLC through certain common ownership. As of December 31, 2012 and 2011, amounts due from these related parties amounted to $274,885 and $44,181, respectively.

3. Property and Equipment:

Property and equipment as of December 31, 2012 and 2011 consists of the following:

	2012	2011
Furniture and Fixtures	54,967	$ 52,868
Computers	46,821	29,253
Leasehold Improvements	26,867	26,867
	128,655	108,988
Less: Accumulated Depreciation	41,977	18,074
	$ 86,678	$ 90,914

During the years ended December 31, 2012 and 2011, depreciation expense amounted to $23,903 and $30,336, respectively.

4. Investment in Bulger Capital Partners GP, L.P.:

As of December 31, 2012 and 2011, the LLC had a 37.87% general partner interest in BCPGPLP. As of December 31, 2012 and 2011, BCPGPLP had a 21.10% general partner interest in BCPLP, whose primary business purpose is to hold certain investments. The LLC's investment in BCPGPLP is accounted for in accordance with the equity method of accounting.

The following represents the condensed financial data of BCPGPLP as of and for the years ended December 31, 2012 and 2011:

	2012	2011
Total Assets	$ 3,461,765	$ 1,565,356
Total Liabilities and Partnership Equity	$ 3,461,765	$ 1,565,356
Gain on Investments	$ 483,042	$ 399,781
Management Fee Revenues	206,750	-
Operating Expenses	(140,968)	(13,641)
Net Income	$ 548,824	$ 386,140

The BCPGPLP has a management agreement with BCPLP. For the year ended December 31, 2011, BCPCPLP waived the management fee payable under this agreement and charged its limited partners for the operating expenses incurred. For the year ended December 31, 2012, BCPGPLP had a management fee receivable under this agreement in the amount of $188,750.

The LLC's investment activity in BCPGPLP for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Investment Balance, Beginning of Year	$ 686,993	$ 521,376
Share of BCPGPLP's Income	236,557	165,617
Contributions of Capital	460,039	-
Investment Balance, End of Year	$ 1,383,589	$ 686,993

5. Foreign Income Taxes:

The provision for foreign income taxes during the year ended December 31, 2012 consists of foreign income taxes in the amount of $28,000.

6. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6.67% of aggregate indebtedness or $5,000. As of December 31, 2012, the LLC's net capital amounted to $1,440,101.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.12 to 1 as of December 31, 2012.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

7. Members' Equity:

During the year ended December 31, 2011, the LLC repurchased certain units from a member of the LLC in exchange for $279,742.

8. Operating Lease:

The LLC leases office space in Boston, Massachusetts through a cancelable lease agreement, which expires in May 2013. The LLC also leased office space in Waltham, Massachusetts, through a cancelable lease agreement which expired in February 2011. Under the lease agreements, the LLC is (was) obligated to make monthly rental payments, subject to an escalation clause, plus its proportionate share of certain operating costs. During the years ended December 31, 2012 and 2011, rent expense incurred by the LLC under these agreements amounted to $156,136 and $164,920, respectively.

BPUKLTD leases operating facilities in London, England under a tenant-at-will agreement. During the year ended December 31, 2012, rent expense incurred under this agreement amounted to $76,129.

9. Economic Dependency:

During the years ended December 31, 2012 and 2011, the LLC generated significant revenues from four and five customers, respectively. Services provided to these customers represented approximately 74% and 88%, respectively, of the LLC's total revenues. As of December 31, 2012 and 2011, one and three customers accounted for approximately 97% and 82%, respectively, of the LLC's total commissions and accounts receivable balance.

10. Indemnifications:

In the ordinary course of business, the LLC enters into various agreements containing standard indemnification provisions. The LLC's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the LLC under such indemnification provisions is uncertain. As of December 31, 2012 and 2011, no amounts have been accrued related to such indemnification provisions.

For the Year Ended December 31	**2012**
Aggregate Indebtedness	$ 166,204
Members' Equity	$ 4,990,281
Deductions for Nonallowable Assets:	
Commissions and Accounts Receivable	(1,098,054)
Due from Related Parties	(274,885)
Prepaid Expenses	(126,840)
Deposits	(69,384)
Property and Equipment, Net of Accumulated Depreciation	(86,678)
Investment in Bulger Capital Partners GP, L.P.	(1,383,589)
Investment in Subsidiaries	(510,750)
Net Capital	1,440,101
Minimum Net Capital Requirement to be Maintained	11,080
Net Capital in Excess of Requirements	$ 1,429,021
Ratio of Aggregate Indebtedness to Net Capital	0.12 to 1

Reconciliation between the Audited Net Capital Computation and Unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of December 31, 2012:

Total Net Capital, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 1,522,814
Net Adjustments for:	
Revenues and Administrative Expenses	(82,713)
Total Net Capital, as reported in the LLC's Audited Consolidated Net Capital Computation	$ 1,440,101

Reconciliation with LLC's Audited Consolidated Statement of Financial Condition and Unaudited Unconsolidated FOCUS Report Statement of Financial Condition as of December 31, 2012:

Total Assets, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 4,747,598
Net Adjustments for:	
Cash	300,101
Commissions and Accounts Receivable	(6,087)
Prepaid Expenses	(17,709)
Deposits	69,384
Due from Related Parties	274,885
Property and Equipment, Net of Accumulated Depreciation	12,426
Investment in Bulger Capital Partners GP, L.P.	(224,113)
Total Assets, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 5,156,485
Total Liabilities and Members' Equity, as reported in the LLC's Unaudited Unconsolidated Focus Report	$ 4,747,598
Net Adjustments for:	
Accounts Payable and Accrued Expenses	(134,616)
Gain on Equity Investment in Bulger Capital Partners GP, L.P.	236,557
Administrative Expenses	300,266
Deferred Rent	6,680
Total Liabilities and Members' Equity, as reported in the LLC's Audited Consolidated Statement of Financial Condition	$ 5,156,485

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

To the Members
Bulger Partners, LLC and Subsidiaries
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a - 5

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Bulger Partners, LLC and Subsidiaries (collectively referred to as the "LLC") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a–13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

M F A

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness; yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
Tewksbury, Massachusetts
February 28, 2013

To the Members
Bulger Partners, LLC and Subsidiaries
Boston, Massachusetts

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bulger Partners, LLC and Subsidiaries (collectively referred to as the "LLC") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating the LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bulger Partners, LLC and Subsidiaries management is responsible for Bulger Partners, LLC and Subsidiaries compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
February 28, 2013

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